Exhibit 99.1

NEWS RELEASE

April 9, 2019 - For Immediate Release

Great Panther Reports First Quarter 2019 Production Results

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) announces its first quarter (“Q1”) 2019 production results from its recently acquired Tucano Gold Mine in Brazil (“Tucano”), and two Mexican mining operations: the Guanajuato Mine Complex (“GMC”) and the Topia Mine.

The production data presented in the Consolidated Operations Summary table below and related discussion reflects Tucano production for the period from March 5, 2019 to March 31, 2019 as the acquisition of Beadell Resources Limited (“Beadell”) was completed on March 5, 2019.

The Company notes that it has changed to presenting consolidated production in gold equivalent ounces from silver equivalent ounces as gold is now the primary metal produced by value, reflecting the addition of Tucano. Metal production for the Company’s Mexican operating mines continues to be reported in silver equivalent ounces.

Consolidated Operations Summary	Q1 2019	Q1 2018	Change	Q1 2019	Q4 2018	Change
Ore processed (tonnes)	263,821	96,869	172%	263,821	89,270	196%
Gold equivalent production (ounces) (1)	14,860	13,928	7%	14,860	11,897	25%
Gold production (ounces)	8,293	5,831	42%	8,293	4,101	102%
Silver production (ounces)	338,431	491,063	-31%	338,431	438,152	-23%
Lead production (tonnes)	481	433	11%	481	474	2%
Zinc production (tonnes)	662	533	24%	662	661	0%

(1) Gold equivalent ounces were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively. The ratios are reflective of average metal prices for 2018.

“We have begun the important task of integrating our newest mine, the Tucano Gold Mine, into our portfolio of precious metals mines and projects”, stated James Bannantine, President & CEO. “Given the timing of the Beadell acquisition, our consolidated results for Q1 only reflect Tucano operating results for the last three weeks of the first quarter. Despite this, consolidated gold equivalent metal production increased by 25% compared to the last quarter of 2018. We are focused on completing the commissioning of the supplemental oxygen supply at Tucano before the end of this month, which is designed to enable the processing of higher-grade ore and increase gold recoveries. In addition to production, the Tucano Gold Mine immediately adds significant gold reserves and resources and, together with our Mexican operations, has transformed the Company into a new intermediate precious metals producer focused on Latin America.”

Tucano Gold Mine

For the period from the March 5, 2019 closing of the acquisition of Beadell to the end of the first quarter, the operation produced 5,164 ounces of gold. For this same three-week period a total of 1,568,682 tonnes of material was moved, and 194,167 tonnes were processed through the mill with an average grade of 0.95 g/t Au.

As outlined in Beadell’s 2018 Quarterly Report issued on January 29, 2019 (available here) in which Beadell provided full year 2019 production guidance of 145,000 to 155,000 ounces of gold, Tucano’s gold production profile is heavily weighted to the second half of the year due to pit sequencing and the wet season, which is prominent in the first half of the year. For the full first quarter, the Tucano operation produced 23,470 ounces of gold, an 11% decrease from the same quarter last year. A total of 4,850,075 tonnes of materials was moved, and 747,200 tonnes were processed through the mill with an average grade of 1.11 g/t Au. The decrease in gold production compared to the same quarter last year is a result of reduced throughput through the mill while stockpiling high grade sulfide ore in anticipation of the commissioning of the supplemental modular liquid oxygen supply system.

Tucano Operations Summary (Full First Quarter Results)	Q1 2019	Q1 2018	Change
Total material mined (tonnes)	4,850,075	6,500,433	-25%
Total waste mined (tonnes)	4,293,277	5,866,219	-27%
Ore mined (tonnes)	481,550	634,215	-24%
Ore processed (tonnes milled)	747,200	879,907	-15%
Gold production (ounces)	23,470	26,386	-11%
Au grade (g/t)	1.11	1.06	5%
Au recovery (%)	88.0%	88.0%	0%

Topia Mine

In Q1 2019, total metal production at the Topia Mine increased to a record 420,926 silver equivalent ounces, which represents increases of 8% and 16%, respectively, compared to the previous quarter and the same quarter in the previous year. The rise in production is attributed to higher tonnage processed and higher head grades.

The increase in ore processed reflects an increase in mining capacity combined with an increase in mill availability and processing rate per day.

The increase in head grades is attributed to an increase in focus on mines with higher gold grades.

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Topia Operations Summary	Q1 2019	Q1 2018	Change	Q1 2019	Q4 2018	Change
Ore processed (tonnes)	20,232	17,950	13%	20,232	18,883	7%
Silver equivalent production (ounces) (1)	420,926	362,495	16%	420,926	390,701	8%
Silver production (ounces)	203,579	186,201	9%	203,579	183,747	11%
Gold production (ounces)	380	244	55%	380	267	42%
Lead production (tonnes)	481	433	11%	481	474	2%
Zinc production (tonnes)	662	533	24%	662	661	0%
Ag grade (g/t)	336	348	-4%	336	326	3%
Au grade (g/t)	1.09	0.74	48%	1.09	0.83	33%
Ag recovery (%)	93.3%	92.7%	1%	93.3%	92.9%	0%
Au recovery (%)	53.4%	57.1%	-7%	53.4%	53.4%	0%

(1) Silver equivalent ounces were calculated using an 80:1 Ag:Au ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively. The ratios are reflective of average metal prices for 2018.

Guanajuato Mine Complex

As previously announced, Great Panther commenced a multi-mine optimization strategy at the start of 2019. In addition to a planned expansion of the Topia processing plant, this involved only sourcing production for the GMC from the San Ignacio Mine, enabling a focused exploration program for the Guanajuato Mine aimed at growing higher margin resources. Further cost reduction measures were also taken to lower fixed costs and overhead at GMC. During the first quarter, the operations experienced somewhat lower grades than in the past at the San Ignacio Mine, caused by variability in the mineralization and ramp up in mining output to make up for the suspension of mining at Guanajuato.

GMC Operations Summary	Q1 2019	Q1 2018	Change	Q1 2019	Q4 2018	Change
Ore processed (tonnes)	49,422	78,919	-37%	49,422	70,387	-30%
Silver equivalent production (ounces) (1)	354,756	751,773	-53%	354,756	561,083	-37%
Silver production (ounces)	134,852	304,863	-56%	134,852	254,405	-47%
Gold production (ounces)	2,749	5,586	-51%	2,749	3,833	-28%
Ag grade (g/t)	102	135	-25%	102	129	-21%
Au grade (g/t)	2.07	2.50	-17%	2.07	2.01	3%
Ag recovery (%)	83.3%	88.8%	-6%	83.3%	87.2%	-4%
Au recovery (%)	83.7%	88.0%	-5%	83.7%	84.4%	-1%

(1) Silver equivalent ounces were calculated using an 80:1 Ag:Au ratio. The ratio is reflective of average metal prices for 2018.

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Outlook

Great Panther’s primary focus in 2019 will be on the integration and optimization of Tucano and advancing an exploration program designed to develop near mine exploration targets.

At Tucano, the supplemental modular liquid oxygen supply system is expected to be completed and commissioned this month. The new system is expected to enable the processing of higher-grade sulphide ore and improve gold recoveries.

At the Topia Mine, the Company expects to complete a project to increase processing capacity by 25% in the second half of the year.

As noted, a focused 2019 exploration program at the Guanajuato Mine is underway with the objective of outlining blocks of higher-grade mineralization. To date an extensive mine scale program of historical data review, geological mapping, rock sampling, and data compilation and interpretation has outlined numerous targets for drill-hole testing. Presently one drill rig is being mobilized to site, and a second rig by month end.

At the Coricancha Mine in Peru, the mining phase of the Bulk Sample Program (“BSP”) has been completed; however, due to a decision to upgrade the ore handling infrastructure, the final results of the BSP are now expected to be completed by early June. Once the bulk sample has been processed and concentrates analyzed, the Company expects to be in a position to make a production decision.

With the integration of Tucano underway, the Company expects to provide updated consolidated guidance with the Company’s financial reporting for the first quarter of 2019.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., acting Vice President Exploration for the Company and the Qualified Person for the Tucano Gold Mine, Guanajuato Mine Complex, the Topia Mine and the Coricancha Mine under the meaning of NI 43-101.

ABOUT GREAT PANTHER

Great Panther Mining Limited is a new intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also evaluating the restart of the Coricancha project in Peru and expects to make a decision on whether or not to restart the project in mid-2019.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the integration of the Brazilian operations, the timing of the commissioning of the supplemental modular liquid oxygen supply system, Beadell’s 2019 production guidance for the Tucano Gold Mine, the exploration potential of the Tucano property, the planned increase in processing capacity at Topia, and the timing or positive outcome of a production decision for the Coricancha project.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA
Director, Corporate Development & Investor Relations
Toll free:	1 888 355 1766
Tel:	1 604 638 8956
aheath@greatpanther.com
www.greatpanther.com

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